UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

BRONCO DRILLING COMPANY, INC.

(Name of Subject Company)

NOMAC ACQUISITION, INC.

CHESAPEAKE ENERGY CORPORATION

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

112211107

(Cusip Number of Class of Securities)

Jennifer M. Grigsby

Senior Vice President, Treasurer and

Corporate Secretary

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Telephone: (405) 848-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Ray Lees, Esq. Commercial Law Group, P.C. 5520 North Francis Avenue Oklahoma City, Oklahoma 73118 Telephone: (405) 232-3001	David A. Katz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$376,649,119	$43,728.96

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $11.00 cash per share (i) all 28,800,059 shares of common stock of the subject company, which represents all outstanding shares of common stock of the subject company, other than those shares held by Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc. and their wholly owned subsidiaries, as of April 13, 2011, the most practicable date before filing, and (ii) if issued, all 5,440,770 shares of common stock of the subject company that would be issuable upon conversion of the warrant of the subject company that is currently outstanding.

**	The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for the fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.00011610.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$43,728.96.	Filing Party:	Nomac Acquisition, Inc. and Chesapeake Energy Corporation
Form or Registration No.:	Schedule TO.	Date Filed:	April 26, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2011, and is filed by (i) Nomac Acquisition, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake”), and (ii) Chesapeake. The Schedule TO relates to the tender offer by Purchaser and Chesapeake to purchase all outstanding shares of common stock, par value $0.01 per share (the “Bronco shares”), of Bronco Drilling Company, Inc., a Delaware corporation (“Bronco”), at $11.00 per share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “offer”). The offer is made pursuant to the Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake, Purchaser and Bronco.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph as the third paragraph under the sub-heading “— Antitrust Compliance.”

“On May 2, 2011, Chesapeake and Bronco received notification that the Antitrust Division and FTC have granted early termination of the waiting period applicable under the HSR Act in connection with the offer. Termination of the waiting period under the HSR Act satisfies one of the conditions necessary for the consummation of the offer.”

The information set forth in Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by deleting the first paragraph, and inserting the following paragraph as the first paragraph, under the sub-heading “— Legal Proceedings.”

“Ten putative class action lawsuits have been commenced against Bronco and current members of the Bronco Board, including Bronco’s chief executive officer (the “Individual Defendants”). Six putative class action lawsuits were filed in the District Court of Oklahoma County, Oklahoma (collectively, the “Oklahoma Suits”). One of the Oklahoma Suits has been voluntarily dismissed. Four putative class action lawsuits were filed in the Court of Chancery of the State of Delaware (the “Delaware Suits” and together with the five remaining Oklahoma Suits, the “Class Actions”). The Class Actions each seek certification of a class of all holders of Bronco’s common stock and variously allege, among other things, that: (1) the Individual Defendants have breached and continue to breach their fiduciary duties to the stockholders of the Bronco; (2) the offer and the merger are unfair to the public stockholders of Bronco as the proposed transactions underestimate the value of Bronco; (3) the Individual Defendants are pursuing a course of conduct that does not maximize the value of Bronco; and (4) Bronco aided and abetted the alleged breaches of duties by the Individual Defendants. One of the remaining Oklahoma Suits also names Chesapeake as a defendant, and one of the Oklahoma Suits and the Delaware Suits also name Chesapeake and Purchaser as defendants, in each case alleging that Chesapeake and Purchaser aided and abetted the alleged breaches of duties by the Individual Defendants. On April 29, 2011, one of the Delaware Suits was amended, adding allegations that Bronco’s 14D-9 and Chesapeake’s Schedule TO did not adequately describe the process that resulted in the offer and that Bronco’s 14D-9 did not include adequate information concerning the fairness opinion Johnson Rice & Company L.L.C. provided to the Bronco Board. The Class Actions seek, among other things, an injunction prohibiting consummation of the offer and the merger, attorneys’ fees and expenses and rescission or damages in the event the proposed transactions are consummated. Chesapeake and Purchaser believe the Class Actions are entirely without merit and intend to defend against them vigorously.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(5)(K)	Complaint filed on April 26, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Theodore Dass, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, David W. House, Richard B. Hefner, Gary C. Hill, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6419) (incorporated by reference to Exhibit (a)(5)(I) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).”

“(a)(5)(L)	Plaintiffs’ Notice of Dismissal Without Prejudice in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627) (incorporated by reference to Exhibit (a)(5)(J) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).”

“(a)(5)(M)	Complaint filed on April 28, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Charles Miller, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6432) (incorporated by reference to Exhibit (a)(5)(K) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).”

“(a)(5)(N)	Amended Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398-VCP) (incorporated by reference to Exhibit (a)(5)(L) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).”

“(a)(5)(O)	Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Eillis Toews, individually and on behalf of all others similarly situated v. D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, William R. Snipes, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6434) (incorporated by reference to Exhibit (a)(5)(M) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2011

NOMAC ACQUISITION, INC.

By:	/s/ Domenic J. Dell’Osso, Jr.
Name: Domenic J. Dell’Osso, Jr. Title: Executive Vice President and Chief Financial Officer

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Domenic J. Dell’Osso, Jr.
Name: Domenic J. Dell’Osso, Jr. Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated April 26, 2011.*

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Form of Summary Advertisement Published in The Wall Street Journal on April 26, 2011.*

(a)(5)(B)	Press release issued by Chesapeake Energy Corporation on April 26, 2011 announcing commencement of the tender offer.*

(a)(5)(C)	Petition filed on April 18, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Sanjay Israni, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, Gary C. Hill, and Chesapeake Energy Corporation (Case No. CJ-2011-2601) (incorporated by reference to Exhibit (a)(5)(B) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(D)	Petition filed on April 19, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627) (incorporated by reference to Exhibit (a)(5)(C) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(E)	Complaint filed on April 20, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398) (incorporated by reference to Exhibit (a)(5)(D) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(F)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Daniel B. Leader, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, William R. Snipes, Gary C. Hill, David W. House, and Richard B. Hefner (Case No. CJ-2011-2684) (incorporated by reference to Exhibit (a)(5)(E) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(G)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Debra Kushner, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2687) (incorporated by reference to Exhibit (a)(5)(F) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(H)	Petition filed on April 21, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Barr Shriver, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2723) (incorporated by reference to Exhibit (a)(5)(G) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(I)	Petition filed on April 22, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Ralph C. Brand, individually and on behalf of all others similarly situated v. D. Frank Harrison, William Snipes, Gary Hill, David House, Richard Hefner, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. CJ-2011-2738) (incorporated by reference to Exhibit (a)(5)(H) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on April 26, 2011).*

(a)(5)(J)	Press release dated April 15, 2011 (incorporated by reference to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on April 15, 2011).*

(a)(5)(K)	Complaint filed on April 26, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Theodore Dass, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, David W. House, Richard B. Hefner, Gary C. Hill, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6419) (incorporated by reference to Exhibit (a)(5)(I) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).**

(a)(5)(L)	Plaintiffs’ Notice of Dismissal Without Prejudice in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627) (incorporated by reference to Exhibit (a)(5)(J) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).**

(a)(5)(M)	Complaint filed on April 28, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Charles Miller, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6434) (incorporated by reference to Exhibit (a)(5)(K) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).**

(a)(5)(N)	Amended Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398-VCP) (incorporated by reference to Exhibit (a)(5)(L) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).**

(a)(5)(O)	Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Eillis Toews, individually and on behalf of all others similarly situated v. D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, William R. Snipes, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6432) (incorporated by reference to Exhibit (a)(5)(M) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bronco Drilling Company, Inc. with the SEC on May 3, 2011).**

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).*

(d)(2)	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc., Inmobiliaria Carso, S.A. de C.V. and Carso Infraestructura y Construcción, S.A.B. de C.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).*

(d)(3)	Tender Support Agreement, dated as of April 14, 2011, by and among Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Third Avenue Management LLC (incorporated by reference to Exhibit 4 to the Schedule TO filed by Chesapeake Energy Corporation with the SEC on April 25, 2011).*

(g)	None.

(h)	None.

*	Previously filed.
**	Filed herewith.